AFYA LIMITED ANNOUNCES ENTERING INTO A SHARE PURCHASE AGREEMENT

FOR THE ACQUISITION OF FACULDADE ÚNICA DE CONTAGEM

Nova Lima, Brazil, December 19th, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that it has entered into a share purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade Masterclass Ltda. (“Faculdade Única de Contagem” or “FUNIC”), present in Contagem (MG).

The acquisition will add 60 medical school seats to Afya in Contagem, a city in the metropolitan area of Belo Horizonte, the capital of Minas Gerais. FUNIC is pre-operational, with leased real estate prepared for the start of the medical school operation. It will be Afya’s fifth medical school in Minas Gerais and will serve as an academic hub for the other medical campuses in the state. Afya will confirm the expected timing of the first intake, contingent on the completion date of the closing process.

The aggregate purchase price is R$ 100 million, and the Net Debt will be deducted at closing. The price and payment conditions are R$ 60 million will be paid in cash at the closing date, and R$ 40 million will be paid in three annual installments adjusted by the Brazilian interbank interest rates (“CDI”).

Furthermore, there is a potential for 60 additional seats. If approved by the Ministry of Education (“MEC”) within 36 months from the closing date, it will result in an additional payment of R$ 1 million per granted seat, limited to 60 seats.

Afya expects an EV/EBITDA of 3.3x at full maturity and post synergies in 2030 with expected Net Revenues of R$ 52.4 million, of which 100% will come from Medicine.

The transaction's closing is subject to customary and usual conditions, including approval from antitrust regulators.

For more information, please visit https://ir.afya.com.br/news-events/presentations/

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited